Exhibit 99.3

SCORE MEDIA AND GAMING INC.Security ClassHolder Account NumberForm of Proxy - Special Meeting to be held on October 12, 2021 at 11:00 am This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management.Proxies submitted must be received by 11:00 am, Eastern Time, on October 7, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!To Vote Using the Telephone• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll FreeTo Vote Using the Internet• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.To Virtually Attend the Meeting • You can attend the meeting virtually by visitin the URL provided on the back of this proxyIf you vote by telephone or the Internet, DO NOT mail back this proxy.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder I/We being holder(s) of Class A Subordinate Voting Shares of Score Media and Gaming Inc. (the “Company”) hereby appoint: John Levy, or failing this person, Benjamin Levy (the "Management Nominees")OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.Note: If completing the appointment box above YOU MUST go to http:// www.computershare.com/Score and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held online at https://meetnow.global/ MTQMUXR on October 12, 2021 at 11:00 am, Eastern Time, and at any adjournment or postponement thereof.VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.1. Arrangement ResolutionThe special resolution, the full text of which is set forth in Appendix "B" to the accompanying management information circular (the "Circular") of the Company dated September 10, 2021, to approve a plan of arrangement pursuant to Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving the Company, Penn National Gaming, Inc. and 1317774 B.C. Ltd., all as more particularly described in the Circular.ForAgainst - F- FSignature of ProxyholderI/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.Signature(s) DateT K B Q 3 3 1 4 5 8 A R 0

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